UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Sprague Resources LP

(Name of Issuer)

Common Partnership Interest

(Title of Class of Securities)

849343108

(CUSIP Number)

Stephen Hendel

Managing Director

Hartree Partners GP, LLC

1185 Ave of the Americas, New York, NY 10036

(212) 536-8430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 31, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Hartree Bulk Storage, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 1,375,000 common units. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON HBS Acquisition Co, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole member of Hartree Bulk Storage, LLC. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Hartree Bulk Storage Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the sole member of HBS Acquisition Co, LLC, which is the sole member of Hartree Bulk Storage, LLC. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Hartree Natural Gas Storage Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,375,000 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,375,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,375,000 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.24% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the sole member of Hartree Bulk Storage Holdings, LLC, which is the sole member of HBS Acquisition Co, LLC, which is the sole member of Hartree Bulk Storage, LLC. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Sprague HP Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,173,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,173,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,173,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.27% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the direct owner of 18,173,849 common units. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Hartree Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.52% (1)
14	TYPE OF REPORTING PERSON PN

(1)

Solely in its capacity as (a) the sole member of Sprague HP Holdings, LLC, the direct owner of 18,173,849 common units and (b) the sole member of Hartree Natural Gas Storage Holdings, LLC, which is the sole member of Hartree Bulk Storage Holdings, LLC, which is the sole member of HBS Acquisition Co, LLC, which is the sole member of Hartree Bulk Storage, LLC, the direct owner of 1,375,000 common units. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

1	NAME OF REPORTING PERSON Hartree Partners GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,548,849 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,548,849 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,548,849 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 74.52% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Solely in its capacity as the general partner of Hartree Partners, LP, which is the sole member of Sprague HP Holdings, LLC and the indirect owner of 100% of the issued and outstanding membership interests of Hartree Bulk Storage, LLC. Based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021.

This Amendment No. 6 to Schedule 13D (this “Amendment No. 6”) relates to the common units representing limited partner interests (“common units”) of Sprague Resources LP, a Delaware limited partnership (the “Partnership” or the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by certain of the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on April 8, 2020 (the “Original 13D”), as amended by Amendment No. 1 filed with the SEC on June 4, 2020, Amendment No. 2 filed with the SEC on October 2, 2020, Amendment No. 3 filed with the SEC on April 20, 2021, Amendment No. 4 filed with the SEC on May 28, 2021 and Amendment No. 5 filed with the SEC on June 17, 2021. Capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings ascribed to them in the Original 13D.

Item 2. Identity and Background

Item 2(a) - (c), (f) of the Original 13D is hereby amended and restated in its entirety as follows:

(a) - (c), (f) This Schedule 13D is filed as a joint statement pursuant to Rule 13d-1(k) under the Act by each of the following persons (collectively, the “Reporting Persons”):

(i.)	Hartree Bulk Storage, LLC, a Delaware limited liability company (“Hartree Bulk Storage”), solely in its capacity as the direct owner of 1,375,000 common units;

(ii.)	HBS Acquisition Co, LLC (“HBS Acquisition Co”), solely in its capacity as the sole member of Hartree Bulk Storage;

(iii.)	Hartree Bulk Storage Holdings, LLC (“HBS Holdings”), solely in its capacity as the sole member of HBS Acquisition Co;

(iv.)	Hartree Natural Gas Storage Holdings, LLC (“Hartree Natural Gas Holdings”), solely in its capacity as the sole member of HBS Holdings;

(v.)	Sprague HP Holdings, LLC, a Delaware limited liability company (“Sprague HP Holdings”), solely in its capacity as the direct owner of 18,173,849 common units;

(vi.)

Hartree Partners, LP, a Delaware limited partnership (“Hartree”), solely in its capacity as the sole member of Sprague HP Holdings and the sole member of Hartree Natural Gas Holdings, the indirect owner of 100% of the issued and outstanding membership interests of Hartree Bulk Storage; and

(vii.)

Hartree Partners GP, LLC, a Delaware limited liability company (“Hartree GP”), solely in its capacity as the general partner of Hartree, which is the sole member of Sprague HP Holdings and the sole member of Hartree Natural Gas Holdings, the indirect owner of 100% of the issued and outstanding membership interests of Hartree Bulk Storage. The management committee of Hartree GP is comprised of six members and such committee establishes the trading guidelines of Hartree and Sprague HP Holdings. Hartree GP is also the general partner of an entity that holds membership interests in Hartree Bulk Storage. However, Hartree GP does not have voting or investment power over the common units held by Hartree Bulk Storage.

The Reporting Persons have entered into a joint filing agreement, dated as of November 19, 2021, a copy of which is attached to Amendment No. 6 as Exhibit D.

Set forth in Annex D to Amendment No. 6 is a listing of the directors, executive officers, members and general partners, as applicable, of each Reporting Person (collectively, the “Covered Persons”), and Annex D is incorporated by reference into this Item 2. Each of the Covered Persons that is a natural person is a United States citizen.

The principal business address of each of the Reporting Persons is 1185 Ave of the Americas, New York, NY 10036.

The principal business of Sprague HP Holdings is investing in securities of the Partnership. The principal business of Hartree is commodities trading. The principal business of Hartree Bulk Storage is providing bulk storage and logistics solutions. The principal business of Hartree GP is performing the function of, and serving as, the general partner of Hartree. The principal business of HBS Acquisition Co is serving as the sole member of Hartree Bulk Storage. The principal business of HBS Holdings is serving as the sole member of HBS Acquisition Co. The principal business of Hartree Natural Gas Holdings is serving as the sole member of HBS Holdings and certain other entities.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Original 13D is hereby amended by inserting the following information at the end of Item 3:

On October 31, 2021, Hartree Bulk Storage ceased to be managed by HP Bulk Storage Manager, LLC (“HP Bulk Storage Manager”) and became managed by HBS Acquisition Co, Hartree Bulk Storage’s sole economic member (the “Bulk Storage Management Change”). As a result, as of October 31, 2021, HBS Acquisition Co, HBS Holdings, Hartree Natural Gas Holdings, Hartree LP and Hartree GP may each be deemed to beneficially own the 1,375,000 common units held by Hartree Bulk Storage. Following the Bulk Storage Management Change, HP Bulk Storage Manager ceased to beneficially own any common units. Hartree Bulk Storage remains the direct holder of the 1,375,000 common units that it held prior to the Bulk Storage Management Change. Sprague HP Holdings remains the direct holder of 18,173,849 common units.

Item 5. Interest in Securities of the Issuer

Item 5(a, b, c) of the Original 13D is hereby amended and restated in its entirety as follows:

(a, b) The information contained on the cover pages of this Schedule 13D is incorporated herein by reference. Ownership percentages set forth in this Schedule 13D are based on a total of 26,234,547 common units of the Issuer outstanding as of November 4, 2021. As of the date hereof, (i) each of Hartree Bulk Storage, HBS Acquisition Co, HBS Holdings and Hartree Natural Gas Holdings may be deemed to be the beneficial owner of 1,375,000 common units, which represents approximately 5.24% of the total outstanding common units, (ii) Sprague HP Holdings may be deemed to be the beneficial owner of 18,173,849 common units, which represents approximately 69.27% of the total outstanding common units and (iii) each of Hartree and Hartree GP may be deemed to be the beneficial owner of 19,548,849 common units, which represents approximately 74.52% of the total outstanding common units. Collectively, the Reporting Persons beneficially own an aggregate of 19,548,849 common units, which represents approximately 74.52% of the total outstanding common units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that it is the beneficial owner of any of the common units for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

(c) Except for the transactions described herein, there have been no other transactions in the securities of the Issuer effected by any Reporting Person within the last 60 days. The information in Item 3 and Item 6 of this Schedule 13D is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description

Exhibit D	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 19, 2021

SPRAGUE HP HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE BULK STORAGE, LLC

By:	HBS ACQUISITION CO, LLC
Its:	Sole Member

By:	HARTREE BULK STORAGE HOLDINGS, LLC
Its:	Sole Member

By:	HARTREE NATURAL GAS STORAGE HOLDINGS, LLC
Its:	Sole Member

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HBS ACQUISITION CO, LLC

By:	HARTREE BULK STORAGE HOLDINGS, LLC
Its:	Sole Member

By:	HARTREE NATURAL GAS STORAGE HOLDINGS, LLC
Its:	Sole Member

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE BULK STORAGE HOLDINGS, LLC

By:	HARTREE NATURAL GAS STORAGE HOLDINGS, LLC
Its:	Sole Member

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE NATURAL GAS STORAGE HOLDINGS, LLC

By:	HARTREE PARTNERS, LP
Its:	Sole Member

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS, LP

By:	HARTREE PARTNERS GP, LLC
Its:	General Partner

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

HARTREE PARTNERS GP, LLC

By:	/s/ Stephen M. Hendel
Name:	Stephen M. Hendel
Title:	Authorized Signatory

ANNEX D

Each of the individuals identified in this Annex D disclaim beneficial ownership over the common units reported herein.

Hartree Bulk Storage, LLC

The sole member of Hartree Bulk Storage, LLC is HBS Acquisition Co, LLC.

HBS Acquisition Co, LLC

The sole member of HBS Acquisition Co, LLC is Hartree Bulk Storage Holdings, LLC.

Hartree Bulk Storage Holdings, LLC

The sole member of Hartree Bulk Storage Holdings, LLC is Hartree Natural Gas Storage Holdings, LLC.

Hartree Natural Gas Storage Holdings, LLC

The sole member of Hartree Natural Gas Storage Holdings, LLC is Hartree Partners, LP.

Sprague HP Holdings, LLC

The sole member of Sprague HP Holdings, LLC is Hartree Partners, LP.

Hartree Partners, LP

The general partner of Hartree Partners, LP is Hartree Partners GP, LLC.

Hartree Partners GP, LLC

The name and principal occupation of each of the members of the Management Committee of Hartree Partners GP, LLC are listed below.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Steve Hendel	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Steve Semlitz	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Jonathan Merison	1185 Avenue of the Americas, New York, NY 10036	Managing Director, Founding Partner, Hartree	United States
Robert O’Leary	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director and Co-Portfolio Manager, Oaktree	United States
Brook Hinchman	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States
Jordan Mikes	333 South Grand Ave, 28th Floor, Los Angeles, CA 90071	Managing Director, Oaktree	United States